AH 3/16/2004

CM 3/8

[redacted]

SE 04002048 COMMISSION 549

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RECD S.E.C. FEB 27 2004 616

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2004

SEC FILE NUMBER
8-51290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hartford Investment Financial Services Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Bielenberg Drive
(No. and Street)

Woodbury	Minnesota	55125
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tamara L. Fagely 651-738-5586
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

400 One Financial Plaza	Minneapolis	Minnesota	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3.18.2004

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17-a(e)(3)*

AFFIRMATION

I, Tamara L. Fagely, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Hartford Investment Financial Services, LLC for the year ended December 31, 2003 are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Tamara L. Fagely
Controller

Subscribed to before me this day of February 25, 2004.

Notary Public

JULIE ANN BURNETT EDER
NOTARY PUBLIC - MINNESOTA
My Commission Expires 1-31-2005

Hartford Investment Financial Services, LLC

(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

Financial Statements as of December 31, 2003 and for the Year Then Ended, Supplemental Schedule as of December 31, 2003, Independent Auditors' Report, and Supplemental Report on Internal Control

* * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Hartford Investment Financial Services, LLC

We have audited the accompanying statement of financial condition of Hartford Investment Financial Services, LLC (the "Company") as of December 31, 2003 and the related statements of operations, cash flows, changes in stockholder's equity, and changes in subordinated debt for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hartford Investment Financial Services, LLC at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (g) listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2004

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 48,513,570
Prepaid commissions	86,558,496
Accounts receivable	366,503
Due from affiliates	13,854,232
TOTAL	$ 149,292,801

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to affiliates	$ 3,765,775
Deferred income taxes due to affiliate	3,309,061
Accounts payable and accrued liabilities	37,060,510
Total liabilities	44,135,346
SUBORDINATED DEBT DUE TO AFFILIATE	15,000,000
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value—1,000 shares authorized, issued, and outstanding	1,000
Paid-in capital	13,000,000
Retained earnings	77,156,455
Total stockholder's equity	90,157,455
TOTAL	$ 149,292,801

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commission income	$ 57,810,083
Advisory fee income	117,663,385
12b-1 fees	91,108,213
Underwriter concessions	8,241,175
Contingent deferred sales charge revenues	9,632,632
Interest income	365,402
Total revenues	284,820,890
EXPENSES:	
Retail fund commissions	162,183,757
Subadvisory fee expense	29,886,886
Other broker/dealer expense	21,083,863
Distribution fees	14,849,185
Marketing expenses	17,492,486
Other operating expense	5,921,563
Interest expense	1,096,181
Total expenses	252,513,921
PRETAX INCOME	32,306,969
PROVISION FOR INCOME TAXES	11,307,439
NET INCOME	$ 20,999,530

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 20,999,530
Adjustments to reconcile net income to net cash provided by operating activities:	
Prepaid commission additions	(41,047,545)
Prepaid commission amortization	46,898,493
Increase in accounts receivable	(161,498)
Increase in due from affiliates	(4,256,849)
Decrease in deferred income taxes due to affiliate	(7,324,749)
Increase in accounts payable and accrued liabilities	18,247,987
Decrease in due to affiliates	(232,545)
Total adjustments	12,123,294
Net cash provided by operating activities	33,122,824
CASH FLOWS FROM FINANCING ACTIVITY—	
Repayment of subordinated debt to affiliate	(25,000,000)
NET INCREASE IN CASH	8,122,824
CASH AND CASH EQUIVALENTS—Beginning of year	40,390,746
CASH AND CASH EQUIVALENTS—End of year	$ 48,513,570
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid	$ 1,144,167
Income taxes paid	$ 18,632,188

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Paid-In Capital	Additional Retained Earnings	Total
BALANCES—December 31, 2002	$ 1,000	$ 13,000,000	$ 56,156,925	$ 69,157,925
Net income			20,999,530	20,999,530
BALANCES—December 31, 2003	$ 1,000	$ 13,000,000	$ 77,156,455	$ 90,157,455

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF CHANGES IN SUBORDINATED DEBT

SUBORDINATED DEBT—December 31, 2002	$ 40,000,000
Repayment of subordinated debt	(25,000,000)
SUBORDINATED DEBT—December 31, 2003	$ 15,000,000

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

1. ORGANIZATION

Hartford Investment Financial Services, LLC ("HIFSCO" or the "Company") is a limited liability company and is a registered broker/dealer under the Securities Exchange Act of 1934. HIFSCO is a wholly owned subsidiary of HL Investment Advisors, LLC ("HLIA"), which is a wholly owned subsidiary of Hartford Financial Services, LLC, a wholly owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"). HLA is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford"). HIFSCO was formed on December 9, 1996. The Company became a registered broker/dealer on October 31, 1998.

2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In accordance with investment management agreements (the "Agreements") between HIFSCO and The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (the "Funds"), the Company serves as the investment manager for the Funds. Each fund pays HIFSCO a monthly fee based on the average daily net asset value of the Funds as defined in the Funds' prospectuses.

In connection with the Agreements, HIFSCO has entered into investment subadvisory agreements with investment subadvisors. The Hartford Investment Management Company ("Hartford Investment"), an affiliate of HIFSCO, and Wellington Management Company act as investment subadvisors to the Funds and provide day-to-day investment management services. Hartford Investment is a professional money management firm and a wholly owned subsidiary of The Hartford.

HIFSCO is the principal underwriter and sales agent for the distribution of shares of capital stock (the "Shares") of the Funds. HIFSCO receives a sales commission on the sales of certain classes of the Shares in an amount equal to the difference between the net asset value and the public offering price of the Shares.

Hartford Administrative Services Company ("HASCO") serves as the transfer agent to the funds.

Basis of Presentation—The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents—Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and short-term investments with an original maturity of 30 days or less.

Prepaid Commissions—The Company capitalizes commissions paid to retail broker/dealers associated with the sale of Class B, Class C, Class H, Class M, and Class N shares of the Funds. Prepaid commissions are amortized over a period that is concurrent with expected fees including contingent deferred sales charges ("CDSC") for shareholders who sell their shares within the CDSC period. Prepaid commissions for Class B, Class H, and Class M shares are amortized over a

72-month period, and Class C and Class N shares are amortized over a 12-month period. Finder's fees (1% commissions on sales of $1,000,000 or more) for Class A shares are capitalized and amortized over 18 months, which is concurrent with the CDSC period.

Income Taxes—The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which requires the use of the liability method of accounting for deferred income taxes. Deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Commissions—Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income—Investment advisory fees are recognized as services are provided and are accrued monthly based upon assets under management. These revenues are determined in accordance with contracts between the Company and clients to which the Company provides investment management services.

12b-1 Fees—The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from the Funds for activities intended to result in the sale and distribution of Classes A, B, C, H, L, M, and N and for providing services for shareholders. Some or the entire fee may be remitted to broker/dealers for distribution and/or shareholder account services.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements—In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which supersedes prior accounting guidance, Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. SFAS No. 146 prescribes new guidelines for recognition of costs associated with exit or disposal activities. The provisions of SFAS No. 146 are effective for disposal activities initiated after December 31, 2002 and did not have a significant impact on the Company's operations.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN No. 45 clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. The initial recognition and the initial measurement provisions of FIN No. 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods after December 15, 2002. The adoption of FIN No. 45 did not have a significant impact on the Company's financial statements.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51*. FIN No. 46 explains how to identify variable interest entities ("VIE") and how an enterprise assesses its interests in a VIE to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN No. 46 was scheduled to be effective immediately for VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. On December 24, 2003, the FASB published a revision of FIN No. 46, *Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51* ("FIN No. 46 (R)"). FIN No. 46 (R) clarifies certain provisions of FIN No. 46 and exempts certain entities from its requirements. For interest in VIEs acquired prior to January 31, 2002, the provisions of FIN No. 46 do not apply until the end of the first interim period ending after December 31, 2003. Otherwise, FIN No. 46 was effective after January 31, 2003. The provisions of FIN No. 46 (R) are effective beginning with the first fiscal period ending after March 15, 2004. Management believes the adoption of FIN No. 46 and FIN No. 46 (R) will not have a significant impact on the Company's financial statements.

3. TRANSACTIONS WITH AFFILIATES

The Company reimburses HLA and Hartford Fire Insurance Company ("HFIRE") for operating expenses paid by them on its behalf and various allocated costs which include payroll, pension, and overhead costs. The Company reimbursed HLA and HFIRE $12,604,598 and $1,124,477, respectively, for these costs in 2003. In addition, the Company pays marketing service fees (marketing, educational, and administrative services) to Planco Financial Services, Inc. ("PLANCO"), an affiliate of the Company. These marketing service fees are paid for the wholesaling and distribution of shares of the Funds. During 2003, $14,849,185 was paid to PLANCO for marketing service fees. In addition, the Company allocated various costs from its affiliates that relate to the Company's pro-rata share of the affiliates' operating costs. During 2003, these allocations included $2,898,975 from Woodbury Financial Services ("WFS") and were in addition to reimbursements for dealer commissions, trail commissions, and revenue sharing expenses of $9,731,219. The Company also received revenues from affiliates. The Funds paid the Company $117,663,385 in gross management and advisory fees and $91,108,213 in 12B-1 revenues. The results of operations of the Company are not necessarily indicative of the results that might occur if the Company were operating independently.

As of December 31, 2003, the Company had intercompany payables due to the following entities:

Hartford Life Insurance Company ("HLIC")	$ 20,314
HLA	658,748
HFIRE	54,473
HLIA	1,406,958
HASCO	356,085
WFS	550,590
Hartford Securities Distribution Company ("HSD")	89,548
Funds	629,059
Total	$ 3,765,775

As of December 31, 2003, the Company had intercompany receivables due from the following entities:

Funds	$ 13,852,024
Hartford Equity Sales Company ("HESCO")	2,208
Total	$ 13,854,232

4. SUBORDINATED DEBT

The Company has received funding in the form of subordinated loans from its direct parent company, HLIA. At December 31, 2003, these loans totaled $15,000,000 and bear interest of 4.0% per annum. During the year ended December 31, 2003, $25,000,000 was repaid on these loans and the remaining amount matures August 31, 2005.

The National Association of Securities Dealers has approved the subordinated debt agreements as satisfactory subordination agreements and, as such, they are excluded from aggregate indebtedness in the computation of required net capital. Such borrowings are available in computing net capital pursuant to the Securities and Exchange Commission's (the "Commission") Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. BENEFIT PLANS

Employees of the Company are included in The Hartford's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap which limits average company contributions.

Employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan, which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A Common Stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits which include unemployment and social security costs, were approximately $1,683,000 during 2003. This allocation is included in the reimbursement to HLA described in Note 3.

6. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return filed by The Hartford. The Company will remit to (receive from) The Hartford an income tax provision (benefit) computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between The Hartford and its subsidiaries.

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations. The Company's temporary differences relate primarily to prepaid commissions which are being capitalized and amortized over 72 months for book purposes and expensed as incurred for tax purposes prior to January 1, 2001. Subsequent to January 1, 2001, under a new tax law, the prepaid commissions are capitalized and amortized over 72 months for tax purposes. Federal income taxes payable and deferred income tax liability amounts are included in deferred income taxes due to affiliates on the statement of financial condition. State income taxes are paid by The Hartford on behalf of HIFSCO and are not recorded in the provision for income taxes.

The provision for income taxes for the year ended December 31, 2003 is as follows:

Current provision	$ 18,632,188
Deferred benefit	(7,324,749)
Provision for federal income taxes	$ 11,307,439

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 2003, the Company's net capital of $20,796,310 was $18,074,558 in excess of the required net capital of $2,721,752 and the ratio of aggregate indebtedness to net capital was 1.96 to 1.

8. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

* * * * * *

SUPPLEMENTAL SCHEDULE

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2003

TOTAL STOCKHOLDER'S EQUITY	$ 90,157,455
ADD ALLOWABLE LIABILITIES:	
Subordinated debt due to affiliate	15,000,000
Deferred income taxes due to affiliate	3,309,061
Total capital and allowable liabilities	108,466,516
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Due from affiliates and other assets	342,801
Prepaid commissions	86,558,496
Total deductions and/or charges	86,901,297
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	21,565,219
HAIRCUTS ON SECURITIES	768,909
NET CAPITAL	$ 20,796,310
MINIMUM NET CAPITAL REQUIRED - (the greater of $25,000 or 6-2/3% of aggregate indebtedness)	$ 2,721,752
EXCESS NET CAPITAL	$ 18,074,558
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.96 to 1
AGGREGATE INDEBTEDNESS:	
Total liabilities from the statement of financial condition	$ 59,135,346
Less allowable subordinated debt	(15,000,000)
Less deferred income taxes	(3,309,061)
Total aggregate indebtedness	$ 40,826,285

There were no material differences between the net capital computation as presented herein and as reported by the Company in Part II of Form X-17a-5 as of December 31, 2003.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

February 25, 2004

Hartford Investment Financial Services, LLC
Saint Paul, Minnesota

In planning and performing our audit of the financial statements of Hartford Investment Financial Services, LLC (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low

level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP